2000 ANNUAL REPORT



EXTEN
Industries, Inc.

CHAIRMAN'S LETTER

Dear Fellow Shareholder:

I am happy to report that your company started the millennium with good forward momentum. Greg Szabo, now Exten Executive VP as well as President of our Xenogenics subsidiary, brings the company a wealth of management experience. We have made progress in moving the Sybiol[R] synthetic bio-liver technology closer to commercial reality. We raised $1.0 million through Kestrel Equity Partners, Ltd. in Dallas, Texas. We entered into a joint development agreement with MultiCell Associates of Providence, Rhode Island to redesign the Sybiol device and provide a new line of non-tumorigenic DNA engineered pig hepatocytes. Sadly, Dr. Hugo Jauregui, MultiCell founder and President, passed away recently. An internationally known researcher and widely published expert on liver cells, Dr. Jauregui shared our vision of developing a life-saving extra-corporeal device capable of treating chronic liver disease on an economical basis. Although he will be missed, his capable, dedicated staff of professionals will continue the research and Sybiol redesign program.

We were awarded a $100,000 National Institutes of Health Small Business Innovation Research grant for joint work with MultiCell and Compact Membrane Systems, Inc. We feel this represents further validation of our scientific vision.

Liver disease, hepatitis particularly, affects millions. Given the lack of a live-cell artificial liver device on the US market and the continued scarcity of donor organs, we believe that a substantial worldwide need and market exists for an "artificial liver" and that Xenogenics' and MultiCell's methodologies will offer cost and treatment advantages over proposed competitive devices.

Although management is highly confident in the Sybiol artificial liver technology and believes that it will ultimately save lives, securing FDA approval is expensive, time consuming and uncertain. Thus, we have been seeking other businesses to acquire that have FDA approved products and fit our corporate strategic objectives. We are particularly interested in companies that can be acquired with stock and can generate revenues and profits so that the Company is not 100% dependent upon its artificial liver technology. These companies, along with Xenogenics, will form the basis upon which we will build shareholder value. We will continue to search for companies that can benefit from an affiliation with us and in turn add value for all shareholders. As always, we appreciate your continued support. Your growing management team is working hard to reward your faith and investment in the future.

Sincerely,

W. Gerald Newmin,
Chairman and CEO

CORPORATE PROFILE

Exten Industries, Inc. (OTCBB- EXTI) is a publicly traded technology holding company. Its subsidiary, **Xenogenics Corporation**, owns the rights to the patent pending Sybiol[R] synthetic bio-liver to be used as an "artificial liver" to support transplant patients until a donor organ is available and as post-transplant stabilization. More importantly, it is intended to help treat hepatitis and other liver disease patients on a regular outpatient basis by performing functions for the liver analogous to those which renal dialysis performs for the kidneys. There are other potential applications as well. This device could improve or save many lives. Meanwhile, the Company intends to adopt a growth by acquisition strategy. To effect this interim enhancement of shareholder value, we intend to add other subsidiaries with one or more currently marketable products.

Xenogenics Corporation

Gregory F. Szabo, MA
President

Scientific Advisory Board

- **John Brems**, MD, FACS, Chairman; Director of Transplantation, Loyola University Medical Center, Chicago.
- **Alessandra Colantoni,** MD, Research Associate, Dept. of Medicine Liver Transplant Service, Loyola University Medical Center, Chicago.
- **Donald Cramer**, DVM, Ph.D., Director of Transplantation Biology Research Laboratory at St. Vincent Medical Center in Los Angeles.
- **Amy Friedman**, MD, Chief, Liver Transplantation, Yale-New Haven Hospital.
- **David H. Van Thiel**, MD, Professor of Medicine, Director of Liver Transplantation and Co-Director of Gastroenterology at Loyola University, Chicago.

Exten Industries, Inc.

W. Gerald Newmin
Chairman, CEO, and Secretary

Jerry Simek
President, COO and Treasurer

Gregory F. Szabo,
Executive Vice President

Farrest Loper
Director

Ed Sigmond
Director

Legal Counsel
Jeffers, Shaff & Falk, LLP
Irvine, CA

Independent Accountants
Hutchinson & Bloodgood & Co.
San Diego, CA

Transfer Agent
US Stock Transfer

Common Stock
The company's stock is traded on the
Over the Counter Bulletin Board.
The symbol is EXTI.OB.

Investor Relations
For additional copies of this report or other investor information, please direct your written request to:

Investor Relations Manager
Exten Industries, Inc.
9620 Chesapeake Drive, Suite 201
San Diego, CA 92123-1324

PHONE	**(858) 496-0173**
FAX	**(858) 496-0573**
E-mail:	**info@exten.com**
Website:	**www.exten.com**

Corporate Headquarters



9620 Chesapeake Drive, Suite 201
San Diego, CA 92123-1324

TELEPHONE   **(858) 496-0173**

FAX   **(858) 496-0573**

e-mail: **info@exten.com**

Website: **http://www.exten.com**